Mail Stop 4561

September 22, 2008

Mr. Michael R. Dunn
Chief Executive Officer
Who's Your Daddy, Inc.
5840 El Camino Real, Suite 108
Carlsbad, CA 92008

> **Re: Who's Your Daddy, Inc.**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **File No. 000-33519**

Dear Mr. Dunn:

We have reviewed your amended filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB/A For the Year Ended December 31, 2007

Item 8A Controls and Procedures

1.   We note that your conclusions regarding the effectiveness of your internal controls over financial reporting and your disclosure controls and procedures were "based upon findings of McKennon." Revise to clearly state that your conclusion is based upon management's assessment of internal controls over financial reporting and disclosure controls and procedures. In this regard, we note that it is management's responsibility to evaluate its internal control over financial reporting and disclosure controls and procedures.

2.   It does not appear that you have provided all of the disclosures required by Item 308T(a)(1), (2) and (4) of Regulation S-B. Specifically, you should amend your filing to provide:

- a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting;

- a statement identifying the framework used to evaluate the effectiveness of your internal controls over financial reporting, and

- a statement that your annual report does not include an attestation report of your registered public accounting firm regarding internal control over financial reporting and that management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

3.   We note your disclosure that "other than as described above, there were no changes to [y]our internal control over financial reporting…" Please revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during the fourth quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

4.   If applicable, revise your disclosures to clearly describe the specific changes made to your internal controls over financial reporting during the fourth quarter. That is, it is not clear how engaging an external finance and accounting advisory firm, in itself, constitutes a change in your internal controls over financial reporting. Nor is it clear if any of the financial and disclosure controls recommended by McKennon were put into place during the fourth quarter.

Principal Executive Officer and Principal Financial Officer Certifications

5.   We note the revisions made to the certifications filed as exhibits to your amended Form 10-KSB; however, your certifications continue to differ from the form set forth in Item 601(b)(31) of Regulation S-B. Please revise to provide certifications in exactly the same form set forth in Item 601(b)(31) of Regulation S-B. For example, you should:

- Remove the words "of Principal Executive Officer" and "of Principal Financial Officer" from the title of each certification;

- Remove the sentence beginning with "Pursuant to 18 U.S.C. Section 1350……"

- Revise paragraph 4a of the certification of the principal financial officer to reflect the exact wording set forth in the Item. In this regard, the inclusion of the words "or will design" and "or will cause" is not appropriate. Revise paragraph 4b of the certification of the principal executive officer in the same manner.

<u>General</u>

2.   As previously requested, in connection with responding to our comments, provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant